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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                21ST MARCH, 2002
                                ----------------

                                  AMVESCAP PLC
             -----------------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
             -----------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F     X        Form 40-F
                              -----------             ------------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes                  No     X
                              ----------         -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant
 in connection with Rule 12g3-2(b): 82-       N/A
                                        ---------------
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Arthur Andersen, AMVESCAP PLC's ("the Company") current independent auditor, has informed it that it will not be seeking reappointment at the forthcoming Annual General Meeting of the Company to be held April 26, 2002. The statement of circumstances from Arthur Anderson to the Company is attached as an exhibit to this Report on Form 6-K. A resolution is being put to shareholders at the 2002 Annual General Meeting, that Ernst & Young LLP be appointed as the Company's independent auditors for the fiscal year ending December 31, 2002.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2001 and 2000 were unqualified. During the fiscal years ended December 31, 2001 and 2000, and the subsequent interim period through the date hereof, the Company has had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference to the subject matter in connection with its report on the Company's consolidated financial statements, and, during that period, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

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                                                                [ANDERSEN LOGO]


Michael S. Perman
AMVESCAP PLC                                                Arthur Andersen
11 Devonshire Square                                        180 Strand
London                                                      London
EC2M 4TR                                                    WC2R 1BL

                                                            Tel 020 7438 3000
                                                            Fax 020 7831 1133

                                                            www.andersen.com

20 March 2002




Dear Mr Perman

In accordance with secion 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our ceasing to hold office that we consider should be brought to the attention of the company's members or creditors.


Yours sincerely,

/a/ Arthur Andersen

Arthur Andersen




              Offices in London Birmingham    A list of partners is available at
              Bristol Cambridge Edenburgh     180 Strand
              Glasgow Leeds Manchester        London WC2R 1BL
              Newcastle Reading St Hetter     (principal place of business)

J:\fmd\A\AMVESCAP\le-cb-tpvm-le003.doc
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  AMVESCAP PLC
                                           --------------------------------

Date  21ST MARCH 2002                      By  /s/ MICHAEL S. PERMAN
                                             ------------------------------
                                                   (Signature)

                                                 Michael S. Perman
                                                 Company Secretary